ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 12, 2019	Robert M. Schmidt
T: 617-951-7831
F: 617-235-9425
Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. David L. Orlic, Esq.

Re:	AllianzGI Artificial Intelligence Opportunities Fund

File Nos. 333-231889 and 811-23446

Dear Mr. Orlic:

Thank you for your letter, dated June 27, 2019 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest (the “Offering”) of AllianzGI Artificial Intelligence Opportunities Fund (the “Fund”), which was filed with the SEC on May 31, 2019 (the “Initial Filing”).

The following sets forth the Staff’s comments and the Fund’s responses thereto. The responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, to be filed on or about August 12, 2019 (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

General

1.	Comment: Please advise us if you have submitted or expect to submit an application for an exemption or no-action letter request in connection with the registration statement.

Response: The Fund has not submitted and does not currently intend to submit any exemptive application or no-action request in connection with the Registration Statement.

2.

Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund has not yet obtained FINRA approval of the underwriting terms and arrangements of the Fund’s offering, but will do so prior to the effective date of the Registration Statement.

3.

Comment: The Fund has a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities issued by artificial intelligence-related companies. Please revise the Fund’s current investment policy to specify the criteria it will use to determine whether a security is issued by a company whose economic fortunes are significantly tied to artificial intelligence technology. For example, the Fund could specify that at least 80% of its assets will be invested in companies that either: (1) receive 50% of their revenue or profits from artificial intelligence technology; or (2) devote 50% of their assets to artificial intelligence technology. The Fund’s current definition of “artificial intelligence-related companies” to include “companies, across a wide range of industries, that stand to benefit from the development and deployment of artificial intelligence” is not sufficient.

Response: The Fund has made the following revisions to the referenced policy (the new disclosure is underlined and deletions indicated in ~~strikethrough~~):

The Fund will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities issued by artificial intelligence ~~related~~ companies. For these purposes, the~~The~~ Fund considers (i) artificial intelligence to mean the use of systems or other technologies able to either perform tasks that normally involve human intelligence, such as visual perception, speech recognition~~, translation~~ and decision-making, or leverage data-driven insights to deliver new solutions, and (ii) artificial intelligence ~~related~~ companies to include companies, across a wide range of industries, that ~~stand to benefit from the development and deployment artificial intelligence~~ produce, design or market artificial intelligence technologies, use artificial intelligence in their product development or operations or are expected to benefit significantly from artificial intelligence and related developments.

The Fund notes that both the artificial intelligence industry itself, as well as the potential uses and applications of artificial intelligence in both new and traditional industries, are undergoing rapid change and development, and believes that the percentage attribution of a company’s revenue and/or assets to artificial intelligence technology at any given moment would not be a suitable indicator of the company’s economic exposure to artificial intelligence or its potential to benefit meaningfully from artificial intelligence in the future. The Fund notes, by way of comparison, that other artificial intelligence or technology oriented funds1 use 80% tests that do not include quantitative criteria of the type suggested by the Staff’s comment, including at least one closed-end fund whose registration statement was recently declared effective.2

[1]

See, e.g., TCW Artificial Intelligence Equity Fund, a series of TCW Funds, Inc. (File No. 03-52272) (“Under normal circumstances, the Fund invests at least 80% of the value of its net assets, plus any borrowings for investment purposes, in publicly traded equity securities of businesses that the portfolio managers believe are benefitting from or have the potential to benefit from advances in the use of artificial intelligence.”); AlphaOne NextGen Technology Fund, a series of The Advisor’s Inner Circle Fund (File No. 033-42484) (“Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities of next generation (“NextGen”) technology companies….For purposes of this investment policy, a NextGen technology company is a company that produces, designs, or markets innovative, new technology products or services; uses innovative, new technology extensively in its product development or operations; or is expected to benefit significantly from technological advances or improvements.”).

[2]

See, e.g., BlackRock Science & Technology Trust II (File No. 333-229897) (“Under normal market conditions, the Trust will invest at least 80% of its total assets in equity securities issued by U.S. and non-U.S. science and technology companies in any market capitalization range, selected for their rapid and sustainable growth potential from the development, advancement and use of science and/or technology. Science and technology companies are companies whose products, processes or services, in the Advisor’s view, are being, or are expected to be, significantly benefited by the use or commercial application of scientific or technological developments or discoveries.”).

PROSPECTUS

Front Cover Page

4.	Comment: Please add a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Response: The Fund notes that a cross-reference to the “Risk Factors” section of the prospectus already appears in the final sentence of the third paragraph on the front cover of the prospectus. The Fund has also added the below as the second paragraph under the “Leverage” heading later in the cover section:

Leverage is a speculative technique and there are special risks and costs involved. When leverage is employed, the Fund’s NAV and the market price of the Fund’s Common Shares and the yield to Common Shareholders will be more volatile than if leverage was not used. If the Fund uses leverage, the amount of fees paid to the Investment Manager for its services will be higher than if the Fund does not use leverage, because the fees paid are calculated based on managed assets, which includes assets acquired with leverage. Because the Investment Manager earns fees based on managed assets, the Investment Manager has a financial incentive for the Fund to use certain forms of leverage, such as borrowings, debt securities or preferred shares, which may create a conflict of interest between the Investment Manager, on the one hand, and the Common Shareholders, on the other hand. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. See “Use of Leverage,” and “Principal Risks of the Fund—Leverage Risk.”

5.	Comment: Given the over-allotment option, please disclose the minimum and maximum offering amounts in the price table or in a note thereto.

Response: The Fund has revised footnote 3 to the table on the cover as follows (the new disclosure is underlined):

The Fund has granted the underwriters an option to purchase up to [    ] additional Common Shares at the public offering price within 45 days of the date of this prospectus solely to cover over-allotments, if any. If such option is exercised in full, the public offering price and proceeds to the Fund will be $[    ] and $[    ], respectively. See “Underwriters.”

6.

Comment: Footnote 2 states that the Fund will not be paying offering expenses, but the fee table subtracts offering expenses in arriving at offering proceeds to the Fund. Please explain this, or eliminate offering expenses from the table if they don’t impact the proceeds to the Fund.

Response: In the offering proceeds table, the Fund has eliminated the dollar signs ($) and inserted the word “None” in the rows labeled “Sales load” and “Offering expenses” to indicate that the Fund will bear no such expenses. This is consistent with the approach taken by PIMCO Energy and Tactical Credit Opportunities Fund (File No. 333-228041), whose offering fee and expense structure is similar to that of the Fund, in its definitive prospectus dated January 29, 2019.

7.

Comment: In the first sentence of the paragraph entitled “Limited Term,” please carve out the possible continuation of the Fund. Please also do this anywhere in the disclosure where the Dissolution Date is disclosed.

Response: The Fund respectfully submits that the referenced sentence already includes the requested disclosure. In response to the second part of this comment, the Fund has revised the first sentence of its “Limited Term and Tender Offer Risk” disclosure as shown below (the new disclosure is underlined):

Unless the limited term provision of the Fund’s Declaration of Trust is amended by shareholders in accordance with the Declaration of Trust, or unless the Fund completes an Eligible Tender Offer and converts to perpetual existence, the Fund will terminate on or about the Dissolution Date (subject to possible extension as described under “Limited Term and Eligible Tender Offer”).

Prospectus Summary, page 1

8.

Comment: We note that the synopsis is 30 pages long. The synopsis should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Additional Information. Please revise. See Instruction to Item 3.1 of Form N-2.

Response: The Fund has revised the Prospectus Summary to more concisely summarize the information contained in the prospectus, as shown in Appendix A. The Fund notes that the level of detail included in the Prospectus Summary in the Initial Filing is consistent with industry practice with respect to closed-end fund registration statements.3

Investment Objectives and Strategies, page 4

9.	Comment: In the first paragraph on page 5, certain derivatives are excluded from the definition of “managed assets.” Please advise why those derivatives but not others are excluded.

Response: Although the Fund’s investment management agreement is not yet in place, it is anticipated that the agreement will contemplate an advisory fee computed on the basis of total assets (including assets attributable to any borrowings, issued debt securities or preferred shares, reverse repurchase agreements and dollar rolls) minus accrued liabilities (other than liabilities representing borrowings, issued debt securities, reverse repurchase agreements and dollar rolls). The instruments referenced in the parentheticals are the primary means that the Fund anticipates using to obtain leverage. Any derivatives used by the Fund will be reflected in “managed assets” insofar as they are included in the Fund’s total assets or accrued liabilities.

Convertible Securities, page 6

10.

Comment: We note that the Fund intends to invest in convertible securities. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Response: The terms “contingent convertible securities” or “CoCos” most typically refer to convertible securities that automatically convert to equity or have their principal written down upon the occurrence of certain triggering events linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued viability. The Fund does not intend to invest in securities of this type.

[3]

The Fund notes, as two recent examples, that Guggenheim Strategic Opportunities Fund (File No. 333-230474) and BlackRock Science and Technology Trust II (File No. 333-229897), among many others, have synopsis sections exceeding 30 pages in length.

Debt Instruments, page 7

11.	Comment: Please advise us as to the extent to which the Fund intends to invest in original issue discount and payment-in-kind notes. We may have further comment.

Response: The Fund does not anticipate investing substantially in original issue discount or payment-in-kind notes, but retains the flexibility to do so. The Fund has revised the disclosure in its SAI under “Investment Objective and Policies—Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities” to clarify that the Fund may have exposure to instruments issued with an original issue discount, as shown below (the new disclosure is underlined):

Zero-coupon securities are debt obligations that do not entitle the holder to any periodic payments of interest either for the entire life of the obligation or for an initial period after the issuance of the obligations. Like zero-coupon bonds, “step-up” bonds pay no interest initially but eventually begin to pay a coupon rate prior to maturity, which rate may increase at stated intervals during the life of the security. PIKs are debt obligations that pay “interest” in the form of other debt obligations instead of cash. Each of these instruments is normally issued and traded at a deep discount from face value. The amount of the discount varies depending on such factors as the time remaining until maturity of the securities, prevailing interest rates, the liquidity of the security and the perceived credit quality of the issuer. The market prices of zero-coupon bonds, step-ups and PIKs generally are more volatile than the market prices of debt instruments that pay interest currently and in cash and are likely to respond to changes in interest rates to a greater degree than do other types of securities having similar maturities and credit quality. The Fund may also invest in securities that pay cash dividends, but are issued at a discount to face value (“original issue discount”), which may give rise to some of the same risks as noted above.

High Yield Securities, page 7

12.

Comment: Given the recently reported erosion of traditional lender protections and the rise of so-called “covenant-lite loans,” please describe such loans if the Fund may invest in them. Also, disclose the risks of such loans.

Response: The Fund has added the below disclosure under “Portfolio Contents” and has made a conforming revision to the Prospectus Summary:

“Covenant-Lite” Obligations. The Fund may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack, or possess fewer, financial covenants that protect lenders than other obligations. Covenant-lite agreements may feature incurrence covenants, as opposed to the more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend or making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

The Fund has also added the below disclosure under “Principal Risks of the Fund” and has made a conforming revision to the Prospectus Summary:

“Covenant-Lite” Obligations Risk

Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.

Loans, page 8

13.

Comment: Please disclose that it may take longer than 7 days for transactions in bank loans to settle. Disclose that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response: Currently, the “Loans, Participations and Assignment Risk” in the “Principal Risks of the Fund” section of the prospectus includes the following sentence: “It is unclear whether loans and other forms of direct indebtedness offer securities law protections against fraud and misrepresentation.” This sentence will be retained in future filings.

In response to the Staff’s comment, the Fund has added the below sentence to the fourth paragraph of the aforementioned “Loans, Participations and Assignment Risk.” The Fund notes, however, that it does not believe that the seven-day settlement period has special relevance to closed-end funds.

Transactions in loans may settle on a delayed basis (and in certain cases may take longer than seven days to settle), such that the Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale.

Other Investment Companies, page 11

14.	Comment: If investments in underlying investment companies will exceed .01% of average net fund assets, please include a line item in the fee table for Acquired Fund Fees and Expenses.

Response: While the Fund retains the flexibility to implement its core strategies by investing in other investment companies, the Fund’s portfolio management team does not currently expect the Fund to invest in other investment companies to the extent that Acquired Fund Fees and Expenses would exceed 0.01 percent of the average net assets of the Fund in its initial fiscal year. Therefore, the Fund does not intend to include a line item in the fee table of its initial prospectus for Acquired Fund Fees and Expenses.

15.

Comment: Please advise whether the Fund will invest more than 15% of its assets in hedge funds and private equity issuers that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act. Upon reviewing your response, we may have further comment.

Response: The Fund does not currently intend to invest more than 15% in hedge funds or private equity issuers that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act.

Leverage, page 12

16.

Comment: In the next to last paragraph on page 13, disclosure states that the Fund has an incentive to use certain forms of leverage, but does not identify derivatives as one of those forms. Please advise, or revise the disclosure to address this.

Response: The forms of leverage referred to in the disclosure track those that are expected to be referenced in the Fund’s investment management agreement as forms of leverage that will constitute “managed assets” upon which the Fund’s advisory fee will be charged. The Fund’s investment management agreement is expected to include a provision clarifying that assets attributable to borrowings, issued debt securities or preferred shares that may be outstanding, reverse repurchase agreements and dollar rolls are included in “managed assets” for purposes of computing the Fund’s management fee. The Fund will not impose a management fee on leverage attributable to derivatives such as futures, forwards or swap contracts (i.e., management fees will be imposed only on net assets attributable to such investments).

17.

Comment: In the next to last paragraph on page 15, please disclose that shareholders who receive a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not, and that shareholders should not assume that the source of a distribution from the Fund is net profit.

Response: The Fund has added the following disclosure to the referenced paragraph and has made conforming changes, where appropriate, elsewhere in the prospectus:

Shareholders who receive a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of any distribution from the Fund is a net profit.

Limited Term and Tender Offer Risk, page 17

18.

Comment: Disclosure on page 20 states that the Investment Manager may have a conflict of interest in recommending that the Dissolution Date be eliminated. Please explicitly disclose the nature of this conflict of interest.

Response: The Fund has revised the relevant disclosure as follows (the new language is denoted by underline and deletions indicated in ~~strikethrough~~):

The Fund is not required to conduct an Eligible Tender Offer. If the Fund conducts an Eligible Tender Offer, there can be no assurance that the number of tendered Common Shares would not result in the Fund having aggregate net assets below the Dissolution Threshold, in which case the Eligible Tender Offer will be canceled, no Common Shares will be repurchased pursuant to the Eligible Tender Offer and the Fund will dissolve on the Dissolution Date (subject to possible extensions). Following the completion of an Eligible Tender Offer in which the number of tendered Common Shares would result in the Fund having aggregate net assets greater than or equal to the Dissolution Threshold, the Board may, by a Board Action Vote, eliminate the Dissolution Date without shareholder approval. Thereafter, the Fund will have a perpetual ~~existence~~term. The Investment Manager may have a conflict of interest in recommending to the Board that the Dissolution Date be eliminated ~~and the Fund have a perpetual existence.~~ because the Investment Manager would continue to receive management fees on the remaining assets of the Fund while it remains in existence. The Fund is not required to conduct additional tender offers following an Eligible Tender Offer and conversion to perpetual existence. Therefore, remaining Common Shareholders may not have another opportunity to participate in a tender offer. Shares of closed-end management investment companies frequently trade at a discount from their NAV, and as a result remaining Common Shareholders may only be able to sell their Shares at a discount to NAV.

Focused Investment Risk, page 25

19.	Comment: If the Fund’s investments will be focused in any asset class, sector, industry, country or geographic region, please add appropriate risk disclosure.

Response: The prospectus includes specific risk disclosures with respect to particular asset classes in which the Fund ordinarily expects to focus. See, e.g., “Artificial Intelligence-Related Companies Risk,” “High Yield Securities Risk,” and “Convertible Securities Risk.” The Fund respectfully submits that the disclosure under the “Focused Investment Risk” in the “Principal Risks of the Fund” section of the prospectus adequately and appropriately addresses the relevant risks that may arise in the event the Fund’s portfolio is focused on another asset class, sector or industry or country or geographic region.

Anti-Takeover Provisions, page 29

20.	Comment: Please briefly describe in the summary the existing anti-takeover provisions.

Response: The Fund has revised the relevant disclosure as follows (the new language is denoted by underline):

Anti-Takeover Provisions. The Fund’s Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. These provisions include, among others, a classified Board structure, super-majority shareholder voting thresholds to approve certain material transactions, conversion to open-end fund status and termination of the Fund, and grants special approval rights with respect to certain matters to members of the Board who qualify as “Continuing Trustees.” See “Anti-Takeover Provisions in the Declaration of Trust.”

Summary of Fund Expenses, page 31

21.

Comment: We note the disclosure in footnote 4. Please include in the table brokerage charges that are applicable if the plan agent sells Common Shares. Also, disclosure on pages 79 and 80 indicates that there is also a transaction fee attributable to this plan, which should also be included in the table.

Response: Instruction 4 under Item 3 of Form N-2 makes clear that brokerage commissions associated with dividend reinvestments need not be addressed in response to the Item. The Fund notes supplementally that, pursuant to the dividend reinvestment plan that the Fund intends to adopt, open-market purchases pursuant to the plan will take place only under certain market conditions, and are undertaken on such terms as the plan agent determines. For this reason, there is not available quantitative information for the Fund to provide regarding brokerage commissions associated with dividend reinvestments.

In response to the second part of this comment, footnote 4 to the table has been revised as follows (the new language is denoted by underline and deletions indicated in ~~strikethrough~~):

You will pay brokerage charges if you direct your broker or the plan agent to sell your Common Shares that you acquired pursuant to a dividend reinvestment plan. You may ~~also~~ pay a pro rata share of brokerage commissions incurred in connection with open-market purchases pursuant to the Fund’s Dividend Reinvestment Plan. If you elect to have the agent for the Plan (the “Plan Agent”) sell all or some of your Common Shares, you will be charged a transaction fee of $5.00 plus $0.10 per share and will be responsible for your pro rata share of brokerage commissions. See “Dividend Reinvestment Plan.”

Conforming changes have been made to the “Dividend Reinvestment Plan” section of the prospectus.

Portfolio Contents, page 35

22.

Comment: Please disclose that any derivatives included in the Fund’s 80% policy are valued on a mark-to-market basis for purposes of the names rule. Also, please disclose the principal derivatives in which the Fund intends to invest and revise all disclosures accordingly.

Response: Solely for purposes of having the Registration Statement declared effective, the Fund has added the following sentence following the fundamental restrictions in the “Investment Restrictions” section of the Statement of Additional Information:

With respect to the Fund’s 80% policy, the Fund will value derivative instruments at market value.

This policy will be observed by the Fund, but does not necessarily represent the position or policy of other Allianz-sponsored funds, each of which is governed by its own registration statement. In addition, the Funds reserve the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

In response to the second portion of the Staff’s comment, the Fund has made clarifying and supplemental revisions to the derivatives related disclosure throughout its prospectus. The Fund has reviewed its derivatives disclosure, as modified, and believes that such disclosure is consistent with the Barry Miller Letter to the ICI dated July 30, 2010.

Use of Leverage, page 46

23.	Comment: In the first paragraph on page 47, please define “economic leverage.”

Response: The Fund has made the following revisions to the referenced disclosure (the new disclosure is underlined and deletions indicated in ~~strikethrough~~):

~~Such instruments, even if covered, may represent a form of economic leverage and create special risks.~~ Because they may increase the Fund’s total assets or exposures and give rise to corresponding financial or similar obligations on the part of the Fund, such instruments, even if covered, may give rise to a form of leverage (“economic leverage”), even though they do not involve borrowed money or a “senior security” under the 1940 Act. Economic leverage creates special risks.

Principal Risks of the Fund, page 50

24.

Comment: It appears that many of the companies the Fund may invest in will have only an indirect and perhaps not substantial involvement in artificial intelligence. If true, please prominently disclose such fact in both the principal strategy and risk sections (e.g., artificial intelligence activities represents a minor part of a company’s identity and/or activities, so growth of artificial intelligence activities may not have a material impact on the company’s stock price).

Response: The Fund intends to invest in companies that have or potentially will have direct and substantial involvement in artificial intelligence. In response to the comment, the Fund has added the following text to the end of its “Artificial Intelligence Companies Risk” disclosure:

The artificial intelligence companies in which the Fund may invest may not be identified by or widely known for any particular artificial intelligence product or service, but rather use artificial intelligence in their product development or deployment or are expected to benefit substantially from artificial intelligence and related developments.

Principal Risks of the Fund—Interest Rate Risk, page 53

25.

Comment: In the last paragraph, please address how the transition from LIBOR could affect the Fund’s particular investments. For example, if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR is no longer published, how will the transition from LIBOR affect the liquidity of those investments? Further, please disclose how the transition to a successor rate could impact the value of investments that reference LIBOR.

Response: The applicable disclosure has been be revised, in relevant part, as follows (the new disclosure is underlined and deletions indicated in ~~strikethrough~~):

Actions by governmental entities may also impact certain instruments in which the Fund invests. For example, certain instruments in which the Fund may invest rely in some fashion upon LIBOR. LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, particularly insofar as the documentation governing such instruments does not include “fall back” provisions addressing the transition from LIBOR. With respect to most LIBOR-based instruments in which the Fund may invest, the pricing and other terms governing the adoption of any successor rate are expected to limit or eliminate the direct effect of the transition to a successor rate on the value of such instruments. However, uncertainty and volatility arising from the transition may ~~also~~ result in a reduction in the value of certain LIBOR-based instruments held by the Fund or reduce the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

Principal Risks of the Fund—Emerging Markets Risk, page 66

26.	Comment: Please add to this risk factor, if true, the difficulties in transaction settlements and the effect of any resulting delay on shareholder equity.

Response: The referenced disclosure, in relevant part, has been revised as follows (the new disclosure is underlined and deletions indicated in ~~strikethrough~~):

Other heightened risks associated with emerging markets investments include without limitation:…~~and~~ (viii) higher rates of inflation, higher likelihood of currency devaluations, higher interest rates and other economic concerns, which adversely affect returns to U.S. investors; and (ix) difficulties or delays in clearance or settlement of emerging markets securities transactions, which could cause the Fund to miss attractive investment opportunities, hold a pool of its assets in cash pending investment or be delayed in disposing of a portfolio security.

Principal Risks of the Fund—Foreign Currency Risk, page 68

27.	Comment: Please add to this risk factor, if applicable, the restrictions on, and costs associated with, the exchange of currencies.

Response: The Fund has added the following sentence to the referenced risk disclosure:

Any foreign currency or foreign currency hedging transactions entered into by the Fund will give rise to transaction costs and may expose the Fund to certain regulatory risks, such as risk associated with exchange controls or other regulatory constraints imposed by non-U.S. or U.S. regulators.

Tax Consequences, page 80

28.	Comment: Please disclose that reinvested dividends will not be accompanied by a cash distribution with which to pay any taxes due.

Response: The referenced disclosure, in relevant part, has been revised as follows (the new disclosure is underlined):

Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions—i.e., automatic reinvestment in additional shares does not relieve shareholders of, or defer the need to pay, any income tax that may be payable (or that is required to be withheld) on Fund dividends and distributions, although the shareholder will not have received cash at the time to satisfy such obligations.

Underwriters, page 96

29.	Comment: In the fourth paragraph on page 96, there is a reference to the “Sub-Adviser.” Please identify this entity, and provide all required disclosure with respect thereto.

Response: The Fund is not subadvised and all references to a “Sub-Adviser” have been removed.

Back Cover

30.	Comment: Please include disclosure regarding the dealer prospectus delivery obligation under Rule 174.

Response: The Fund has added the following disclosure to the back cover of the prospectus:

Through and including                 , 2019 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Mortgage Dollar Rolls, page 59

31.

Comment: Disclosure states that reverse repurchase agreements can be covered on a mark-to-market basis. Please provide support for this position. Please also provide similar support in your response for all other instances in which disclosure states that transactions would not be deemed senior securities representing indebtedness for purposes of the 1940 Act under certain circumstances, or revise your disclosure. Finally, please disclose that all segregation and cover will be done in accordance with Commission and staff guidance.

Response: The Fund has made the following revisions to the disclosure regarding reverse repurchase agreements at the top of page 59 (the new disclosure is underlined and deletions indicated in ~~strikethrough~~):

The Fund may segregate liquid assets equal ~~(on a daily mark-to-market basis)~~ to its obligations under reverse repurchase agreements (on a daily mark-to-market basis, insofar as the Fund’s expected obligation fluctuates based on the daily market value of the underlying asset).

The Fund has also revised the next to last paragraph on page 68 of the SAI as follows (the new disclosure is underlined):

To the extent the Fund covers its commitment under a reverse repurchase agreement or other derivative instrument by the segregation of assets determined by AllianzGI U.S. to be liquid in accordance with procedures adopted by the Trustees, equal in value to the amount of the Fund’s commitment, such instrument will not be considered a “senior security” for purposes of the asset coverage requirements otherwise applicable to borrowings by the Fund or the Fund’s issuance of preferred shares. To the extent that the Fund covers its derivatives positions or similar contractual commitments through the segregation of assets or entry into offsetting positions, such segregation or entry into offsetting positions will be undertaken in reference to applicable guidance or comments of the SEC and/or its staff.

The Fund’s approach to segregating assets with respect to reverse repurchase agreements and mortgage dollar rolls is based on relevant guidance from the SEC, including Investment Company Act Release No. 10666 (Apr. 18, 1979) (the “10666 Release”). The Fund’s approach to covering and/or segregating assets for put and call options (as discussed on page 8 of the SAI), forward contracts (as discussed on page 56 of the SAI and swaps (as discussed on page 15 of the SAI) is likewise based on applicable guidance, including the 10666 Release and Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC Staff No-Action Letter (publicly available June 22, 1987) (the “Dreyfus Letter”).

Investment Restrictions, page 66

32.

Comment: In the next to last paragraph of this section, please revise to state that the Fund will cover derivative positions in accordance with Commission and staff guidance. Please add this disclosure where appropriate throughout the prospectus and SAI.

Response: See response to comment 31 above.

Repurchase of Common Shares; Conversion to Open-End Fund, page 88

33.

Comment: Please disclose whether the Fund contemplates charging sales fees upon conversion to an open-end fund and whether redemptions after such conversion will be made in cash or securities. If the Fund, after conversion, intends to retain the option of meeting redemptions with portfolio securities, the costs and risks imposed on the redeeming shareholders of receiving such securities should be discussed.

Response: The Fund has revised the relevant disclosure as follows (the new disclosure is underlined):

If the Fund were to convert to an open-end company, the Common Shares likely would no longer be listed on the NYSE. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their NAV, less any redemption charge that is in effect at the time of redemption. If the Fund converts to open-end status, it may impose ongoing distribution and service fees on its shares, may impose sales charges on sales of new shares and may reserve the right to redeem shares in-kind. If the Fund converts to open-end status, it would most likely offer shares pursuant to a new registration statement, which will contain information regarding these and other arrangements.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc: Thomas J. Fuccillo, Esq.
Craig Ruckman, Esq.
David C. Sullivan, Esq.
Stephanie A. West, Esq.

Appendix A

(New summary strategy disclosure marked against prior summary strategy disclosure)

Portfolio Management Strategies

Under normal market conditions, the Fund will seek to achieve its investment objective by investing across the capital structure in companies across a broad range of industries and technologies positioned to benefit from the evolution and disruptive power of artificial intelligence. The Fund considers artificial intelligence to mean the use of systems or other technologies that are able to either perform tasks that normally involve human intelligence, such as visual perception, speech recognition, and decision-making, or leverage data-driven insights to deliver new solutions. The portfolio managers believe that innovative companies in any sector that are able to leverage artificial intelligence to transform their businesses will be well positioned to gain market share, outperform industry peers, and create superior shareholder value over time. In addition, the portfolio managers believe that artificial intelligence can be used to disrupt industries through (i) the deployment of new artificial intelligence infrastructure and secondary technologies as building blocks to enable new capabilities, (ii) the development of new artificial intelligence software applications to make smarter insights and decisions, (iii) the adoption of artificial intelligence in key business processes to enhance operations and/or develop new products and services that drive a competitive advantage, and (iv) other key trends and developments. The Fund seeks to invest in companies, across a wide range of industries, that produce, design or market artificial intelligence technologies, use artificial intelligence in their product development or operations or are expected to benefit significantly from artificial intelligence and related developments.

Under normal market conditions, the Fund will seek to achieve its investment objective by investing in a combination of convertible securities, equity securities, and debt and other income-producing instruments. The allocation of the Fund’s investments across these asset classes will vary from time to time, based upon the portfolio managers’ assessment of economic conditions and market factors, ~~including equity price levels, interest rate levels and their anticipated direction,~~ such that an asset class may be more heavily weighted in the Fund’s portfolio than the other classes at any time and from time to time, and sometimes to a substantial extent. Through a combination of these asset classes and strategies, the Fund attempts to simultaneously capture equity market exposure and current income utilizing a disciplined, fundamental, bottom-up research process combined with traditional credit analysis. The Fund attempts to reduce the risk of capital loss through, among other things, independent credit analysis focused on downgrade and default risks and the implementation of a clearly defined sell discipline strategy. ~~It is expected that substantially all of the Fund’s debt instruments and a substantial portion of its~~The Fund will normally not invest more than 20% of its managed assets (as defined below) in income producing securities (such limit does not apply to convertible securities ~~will consist of securities rated below investment grade or that are unrated but determined by AllianzGI U.S. to be of comparable quality (sometimes referred to as “high yield securities” or “junk bonds”~~).

As used in this prospectus and in the Statement of Additional Information, “managed assets” means the total assets of the Fund (including assets attributable to any borrowings, issued debt securities or preferred shares that may be outstanding, reverse repurchase agreements and dollar rolls) minus accrued liabilities (other than liabilities representing borrowings, issued debt securities, reverse repurchase agreements and dollar rolls). For purposes of calculating “managed assets,” the liquidation preference of any preferred shares outstanding will not be considered a liability. By way of clarification, with respect to any reverse repurchase agreement, dollar roll or similar transaction, “managed assets” includes any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date.

Investment Process

By employing a unique, forward-looking philosophy and a disciplined, fundamental, bottom-up approach, the Fund attempts to facilitate the early identification of companies that are best positioned to drive forward advances in and benefits from artificial intelligence. The portfolio managers utilize company-specific analysis coupled with extensive credit research and seek to identify companies demonstrating improving fundamental characteristics. The companies and/or issuers selected for the portfolio typically exceed minimum fundamental metrics and exhibit what the portfolio managers believe is the highest visibility of future operating performance. Equity and bond instruments are evaluated in an attempt to achieve an optimal balance of income generation and capital appreciation potential, with the goal of including attractive total return candidates in the Fund’s portfolio.

The Fund’s security selection process begins with a broad universe of over 1,000 prospective issuers. The portfolio managers then narrow the universe of investment candidates, applying rigorous growth, quality and valuation criteria and identifying key investment drivers, with a focus on the potential disruptive impact of artificial intelligence on investment candidates’ growth, profitability and competitive advantages. The portfolio managers perform detailed credit analysis and fundamental risk/reward analysis based, in part, on proprietary valuation methodology.

~~The Fund’s high-yield and convertible investments are examined through a proprietary Upgrade Alert Model for evaluating credit upgrades, which looks at the historical strength of a company’s balance sheet, income statement and cash flow.~~

Independent Credit Analysis

The Investment Manager’s investment process is centered on identifying and attempting to reduce credit risk through the use of its proprietary Upgrade Alert Model, which helps the investment team to recognize and seek to avoid companies that are likely to be downgraded or default on their obligations. The Upgrade Alert Model generates an internal credit quality rating, which the portfolio managers use to analyze a company’s operating performance. The ~~income statement, cash-flow statement and balance sheet are projected out five years on a pro-forma basis to gain perspective of a company’s ability to service its debt obligations over time. Critical factors in the scenario analysis include the operating capabilities and prospects of the issuer and how this might impact cash flow, capital expenditures and financing needs. The~~ Upgrade Alert Model uses current and forecasted financial data to generate over sixty operating statistics, and the portfolio managers use those statistics that are most commonly used by third-party rating agencies to calculate an objective independent credit rating. By comparing internally generated credit ratings to external ratings published by third-party rating agencies, the investment team attempts to identify market opportunities through rating inefficiencies. Additionally, the investment team uses the model to identify deteriorating credits.

Sell Discipline

The portfolio managers have a clearly defined sell discipline. An investment is sold if the reason for its original purchase changes or a better investment candidate consistent with the Fund’s investment objective is identified. Buy candidates challenge current holdings so each holding must continue to earn its place in the portfolio. There are a number of sell alerts or early indicators that the investment team reviews that signal that an asset is in decline. If a portfolio company displays quarterly earnings deceleration, negative estimate revisions, negative change in research ranking or declining relative price strength, then fundamental analysis is undertaken to determine whether the portfolio company is a sell candidate. ~~Other potential negative fundamental changes include: new competitors, product delay, deteriorating pricing environment, possible accounting irregularities, rising input costs, adverse legislation and loss of major customers. The risk/reward profile of the structure of each investment candidate is constantly reviewed.~~ Once the risk/reward profile of a portfolio company becomes unattractive, it becomes a sell candidate. A convertible security might become too bond-like and not have the potential for significant upside equity participation. Conversely, a convertible security might become too equity-sensitive, to a point where it participates fully with any equity movement. With respect to high yield securities, spread, yield-to-maturity and yield-to-worst are each analyzed weekly to determine relative value.